FORM 10

NOTICE OF PROPOSED SIGNIFICANT TRANSACTION (not involving

an issuance or potential issuance of a listed security)1

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Issued and Outstanding Securities of the Issuer Prior to Transaction: 145,743,283

Date of News Release Fully Disclosing the Transaction: Not applicable. Although the transaction is a "significant transaction" under CSE policies, the Issuer does not consider the transaction to be material information.

1. Transaction

1. Provide details of the transaction including the date, description and location of assets, if applicable, parties to and type of agreement (eg: sale, option, license, contract for Investor Relations Activities etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: On January 28, 2020, I.M.C. Holdings Ltd. ("IMC Holdings"), a wholly-owned subsidiary of the Issuer, loaned €200,000 in cash to Adjupharm GmbH ("Adjupharm"), the Issuer's majority-owned, German distribution subsidiary. The loan accrues interest at 4% per annum and its maturity date is January 28, 2022 with an option to prepay. Adjupharm is a Related Person of the Issuer by virtue of being a Related Entity (as such term is defined under the CSE policies) to the Issuer.

2. Provide the following information in relation to the total consideration for the transaction (including details of all cash, non-convertible debt securities or other consideration) and any required work commitments:

(a) Total aggregate consideration in Canadian dollars: Approximately C$290,180 (€200,000 using the Bank of Canada daily exchange rate of 1.4509).

(b) Cash: Approximately C$290,180 (€200,000 using the Bank of Canada daily exchange rate of 1.4509).

1 If the transaction involved the issuance of securities, other than debt securities that are not convertible into listed securities, use Form 9.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January 2015

(c) Other:________________________________________________________________.

(d) Work commitments:__________________________________________________.

3. State how the purchase or sale price and the terms of any agreement were determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc.).

The terms of the agreement were determined through negotiations between the Chief Financial Officer of IMC Holdings and the Chief Executive Officer and sole minority shareholder of Adjupharm.

4. Provide details of any appraisal or valuation of the subject of the transaction known to management of the Issuer Not applicable.

5. If the transaction is an acquisition, details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Not applicable.

6. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the transaction (including warrants, options, etc.): Not applicable.

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the transaction (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer)

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(b) Cash                                                                                                                                   .

(c) Other                                                                                                                                   .

7. State whether the vendor, sales agent, broker or other person receiving compensation in connection with the transaction is a Related Person or has any other relationship with the Issuer and provide details of the relationship. Not applicable.

8. If applicable, indicate whether the transaction is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. Not applicable.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January 2015

2. Development

Provide details of the development. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: Not applicable.

3. Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. To the knowledge of the Issuer, at the time an agreement in principle was reached, no party to the transaction had knowledge of any undisclosed material information relating to the Issuer, other than in relation to the transaction.

3. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

5. All of the information in this Form 10 Notice of Proposed Significant Transaction is true.

Dated February 24, 2020.

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January 2015